UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)
iPCS, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
44980Y305

(CUSIP Number)
Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
WITH COPIES TO:
Michael J. Egan
Anne M. Cox
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
(404) 572-4600
December 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sprint Nextel Corporation 48-0457967

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kansas

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 5 Pages

     This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 28, 2009 by Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), with respect to the common stock, par value $.01 per share (the “Shares”), of iPCS, Inc., a Delaware corporation (the “Company”). As described in more detail below, Items 4, 5 and 6 have been amended in this Amendment No. 1 as a result of the merger of Ireland Acquisition Corporation, a wholly owned subsidiary of Sprint Nextel (the “Offeror”), with and into the Company on December 4, 2009. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented as follows:
     Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The Offer expired at 12:00 midnight EST on November 25, 2009. On November 27, 2009, Sprint Nextel announced that at the expiration of the Offer, a total of approximately 10.399 million Shares were validly tendered and not properly withdrawn in the Offer (with approximately 1.893 million additional Shares being tendered by notice of guaranteed delivery), and that the Offeror accepted for payment all Shares validly tendered and not properly withdrawn in the Offer (including the Shares tendered by notice of guaranteed delivery), in accordance with the terms and conditions of the Offer and applicable law. As of December 3, 2009, the Offeror held approximately 11.593 million Shares, representing approximately 70.3% of the outstanding Shares.
     In addition, on November 27, 2009, in order to complete the Merger as a “short form” merger under Delaware law, the Offeror exercised its Top-Up Option.  The Offeror purchased the Shares pursuant to the exercise of the Top-Up Option on December 4, 2009, following which the Offeror effected a short-form merger with and into the Company under Delaware law.  As a result of the Merger, the separate corporate existence of the Offeror ceased and the Company continues as the surviving corporation of the Merger and a wholly owned subsidiary of Sprint Nextel. At the Effective Time (as defined in the Merger Agreement):
•	each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Sprint Nextel, the Offeror, the Company as treasury stock or holders who properly exercise their appraisal rights under applicable Delaware law) was canceled, and was converted into the right to received the Offer Price, subject to any required withholding taxes and without interest;

•	each Share issued and outstanding immediately prior to the Effective Time that was held by Sprint Nextel or the Offeror and each Share held by the Company as treasury stock was canceled and retired and ceased to exist and no payment or distribution was made with respect thereto; and

•	each share of common stock, par value $0.01 per share, of the Offeror issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
The Shares ceased trading on the Nasdaq Global Select Market (“Nasdaq”) after the closing of the market on December 4, 2009. Following the Effective Time, Nasdaq filed a Form 25 with the SEC to delist the Shares.
     Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Neither Sprint Nextel, the Offeror nor any person named in Item 2 beneficially owns any Shares.
     (b) (i) Sole power to vote or to direct the vote: 0
          (ii) Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 0
          (iv) Shared power to dispose or to direct the disposition of: 0

Page 3 of 5 Pages

     (c) Except for the transactions described in this Schedule 13D, to the knowledge of Sprint Nextel and the Offeror with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Shares during the past 60 days.
     (d) Not applicable.
     (e) Sprint Nextel and the Offeror ceased to be the beneficial owners of more than five percent of the Shares on December 4, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The information set forth, or incorporated by reference in, Items 4 and 5 in this Amendment No. 1 is hereby incorporated by reference.

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: December 8, 2009

SPRINT NEXTEL CORPORATION
By	/s/ Timothy P. O’Grady
Timothy P. O’Grady
Vice President and Assistant Secretary

Page 5 of 5 Pages